United States securities and exchange commission logo





                           April 8, 2024

       Joseph Kopec
       Managing Director & Associate General Counsel
       Deutsche Bank Aktiengesellschaft
       Taunusanlage 12
       60325 Frankfurt am Main
       Germany

                                                        Re: Deutsche Bank
Aktiengesellschaft
                                                            Registration
Statement on Form F-3
                                                            Filed March 28,
2024
                                                            File No. 333-278331

       Dear Joseph Kopec:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance